UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

IP3 Labs Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

Delaware

    Date of Organization:

November 3, 2023

Physical Address of Issuer:

12605 Ventura Blvd #1094
Studio City, CA 91604

Website of Issuer:

https://ip3.io/
Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

February 28, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

Zero (0) W2 Employees. The Company's Founder-Managers currently act as independent contractors providing executive management services through their respective lend-out companies.

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$26,147	N/A
Cash & Cash Equivalents	$8,888	N/A
Accounts Receivable	-	N/A
Current Liabilities	$214,923	N/A
Long-term Liabilities	-	N/A
Revenues/Sales	-	N/A
Cost of Goods Sold*	-	N/A
Other Income**	$50,000	N/A
Taxes Paid	-	N/A
Net Income/(Loss)	($189,493)	N/A

* This value is represented as "Cost of Revenue" in the balance sheet of the financial statement.
** Income from grant award

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

IP3 Labs Inc.

iP3

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES,

INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "**Issuer**" or "**we**".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $500 and the Maximum Individual Purchase Amount is $500,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by February 28, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/ip3 (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

4256-1003 / 2445199.5

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock (as defined in the SAFE) to one or more third parties resulting in gross proceeds to the Issuer of not less than $2,000,000 (excluding (i) the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes, (ii) any Capital Stock issued in connection with the acquisition of another company or business entity or substantially all of its assets, (iii) any Capital Stock issued in connection with a joint venture, strategic alliance, licensing agreement, or similar commercial relationship, and (iv) any Capital Stock issued in connection with a bank loan, equipment lease, real property lease, or similar financing arrangement) cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, as follows.

Conversion Upon Equity Financing

Upon an Equity Financing, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) The quotient of $20,000,000 ("**Pre-Money Valuation Cap**") divided by the Fully Diluted Capitalization. "**Fully Diluted Capitalization**" means the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) The Equity Financing Price. ("**Equity Financing Price**") means if the pre-money valuation of the Company immediately prior to the Equity Financing is less than or equal to the Pre-Money Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Conversion Upon a Liquidity Event

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a Direct Listing (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**"), the Investor will receive Proceeds equal to the greater of (i) the Purchase Amount (or a lesser amount as described below) (the "**Cash Out Option**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis) outstanding, assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of Capital Stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Interests (other than units of Common Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers (or board of directors if the Issuer becomes a corporation). For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the majority of the voting power of Capital Stock ("**Nominee Designee**").

The Issuer and its stockholders have entered into a stockholders' agreement dated as of June 7, 2024 which includes the following provisions:

- Transfer Restrictions: Stockholders cannot transfer shares without prior company approval. Exceptions include transfers to family members, trusts, or upon death. Transfers to affiliates or back to the corporation are allowed with board approval.
- Company Repurchase Rights: The company can repurchase shares upon "Triggering Events" such as termination of employment, divorce, or death. The agreement outlines the process for determining "Fair Market Value" of shares and allows for installment payments.
- Right of First Refusal: If a stockholder wants to sell shares, they must first offer them to the company. If the company declines, other stockholders have the option to purchase. Only if neither the company nor other stockholders purchase all offered shares can they be sold to third parties.
- Drag-Along Rights: Majority stockholders can force minority stockholders to participate in a sale of the company. This requires at least 20 days' notice detailing the terms of the sale.
- Tag-Along Rights: Minority stockholders can participate in a sale on the same terms as majority stockholders when shares are being transferred to a third party.
- IPO Lock-up: Stockholders are restricted from selling shares for a specified period after the company registers for an initial public offering.
- Board Appointment: Outlines the process for appointing board members, including each founder's right to select one director. Specifies procedures for filling board vacancies.
- Confidentiality: Stockholders must maintain confidentiality of the company's trade secrets and proprietary information. This obligation survives termination of the corporation or transfer of shares.
- Restrictive Legends: Stock certificates must include legends referencing the agreement and transfer restrictions. The company can issue "stop transfer" instructions to ensure compliance.
- Amendments: The agreement can only be amended with consent from the company and a majority of stockholders. Amendments adversely affecting a specific stockholder require that stockholder's separate approval.
- Dispute Resolution: Disputes are to be resolved through arbitration in Los Angeles under Delaware law. The prevailing party is entitled to costs and attorney's fees.
- Representations and Warranties: Stockholders make various representations, including their authority to enter the agreement and compliance with laws and other agreements.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally

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identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer has a right of first refusal to repurchase the shares to be issued in satisfaction of the Securities in certain circumstances as set forth in the Issuer's Stockholders' Agreement dated as of June 7, 2024.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected. This is particularly relevant as we explore various channels to monetize our intellectual property.

We rely on various partners and contractors to develop, produce, and commercialize our intellectual property.

Our ability to create, develop, and monetize our intellectual property may be adversely affected if our partners or contractors do not deliver the agreed-upon services or products in compliance with our requirements and in a timely and cost-effective manner. The quality of our IP and its various manifestations (such as books, games, films, or merchandise) may be adversely impacted if the companies to whom we delegate aspects of creation, production, or manufacturing do not meet required specifications or perform to our and our customers' expectations. Our partners may be unable to quickly recover from disruptions such as natural disasters, health crises, or other events beyond their control, and may be subject to additional risks such as financial problems that limit their ability to fulfill their commitments. The risk of these adverse effects may be greater in circumstances where we rely on only one or two partners or contractors for a particular project or in a specific market. Some aspects of our IP development or commercialization may require specialized skills or resources available from only a limited number of sources. Continued availability of these specialized services or resources, at acceptable prices or at all, may be affected for various reasons, including if those partners decide to focus on other projects instead of working on our IP. Delays or constraints in the development, production, or distribution of our IP could adversely affect our business and results of operations.'

We rely on various intellectual property rights, including trademarks, in order to operate our business.

As a company primarily focused on creating and monetizing intellectual property, our business is particularly dependent on robust protection of our IP rights. The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our

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products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in an environment subject to various intellectual property, entertainment, and media regulations, and if we are found to be in violation of any applicable laws or regulations, our business could suffer.

Our business is subject to a range of federal, state, local, and international laws and regulations related to intellectual property rights, content creation and distribution, digital media, broadcasting, advertising, and consumer protection. These include copyright and trademark laws, content ratings systems, laws governing intellectual property licensing, regulations on digital and online content distribution, data protection and privacy laws, and regulations related to marketing and advertising practices. As we expand into new markets and forms of media, we may become subject to additional regulatory requirements. The violation of these or future laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, injunctions, content removal, or restrictions on our ability to operate in certain jurisdictions. Compliance with these regulations may also result in increased costs related to legal counsel, content review processes, or changes to our operations. As the regulatory landscape evolves, particularly in areas like digital content and data privacy, we may need to adapt our business practices, which could require additional expenditures. Our failure to comply with applicable laws and regulations could materially adversely affect our reputation, business, financial condition, and results of operations.

Our success depends on our ability to create and develop compelling intellectual property.
Our success depends heavily on our ability to create and develop compelling intellectual property (IP). The entertainment and media landscape is highly competitive and constantly evolving, making it challenging to consistently produce content that resonates with audiences. If we fail to create compelling content or if our IP doesn't gain traction in the market, our business could suffer significantly. This could result from various factors, including misreading market trends, failing to anticipate changes in consumer preferences, or inability to attract and retain top creative talent. Moreover, the subjective nature of content appeal means that even well-executed projects may not achieve commercial success. Any significant failure in our IP creation and development efforts could lead to decreased revenue, loss of market share, and damage to our reputation in the industry, all of which could materially adversely affect our business, financial condition, and results of operations.

We may face challenges in managing and protecting our intellectual property rights.
We may face significant challenges in managing and protecting our intellectual property rights. As our business revolves around IP creation and management, any failure to adequately protect our intellectual property rights could severely impact our operations and financial performance. This includes risks such as unauthorized use or infringement of our IP, challenges to the validity of our IP rights, or difficulties in enforcing our rights in certain jurisdictions. Additionally, the process of obtaining patent or trademark protection can be time-consuming and expensive. There's also the risk that our protective measures may not be sufficient to prevent others from independently developing similar IP or circumventing our intellectual property rights. Furthermore, changes in laws or regulations relating to IP protection could make it more difficult or costly for us to protect our IP. Any significant impairment of our IP rights could harm our business and our ability to compete effectively.

Our success is tied to our ability to identify and work with talented creators and partners.
Our success is closely tied to our ability to identify and work with talented creators and partners. The quality and marketability of our IP largely depend on the skills and reputation of the creative talent we collaborate with, including writers, illustrators, directors, and actors. If we are unable to attract or retain key creative talent, or if relationships with our partners deteriorate, it could negatively affect the quality and marketability of our IP. This risk is heightened by the competitive nature of the entertainment industry, where top talent is in high demand. Additionally, our reliance on these relationships exposes us to risks such as key person dependency, creative differences, or potential scandals involving our collaborators that could damage our brand by association. Failure to maintain strong relationships with talented creators and partners could result in subpar content, missed market opportunities, and ultimately, a decline in our competitive position in the industry.

We operate in rapidly evolving and highly competitive entertainment markets.
We operate in rapidly evolving and highly competitive entertainment markets. The entertainment industry is subject to rapid technological change, shifting consumer preferences, new product and service introductions, and evolving industry standards. Our ability to stay relevant and compete effectively across multiple platforms and media types is crucial to our success. This includes keeping pace with developments in digital distribution, streaming services, virtual and augmented reality, and other emerging technologies. We face competition from both established players and new entrants in each of our operating segments, including gaming, publishing, licensing, film, television, and live events. Many of our competitors have substantially greater financial, marketing, and other resources than we do. If we fail to adapt to new technologies, platforms, or changes in consumer behavior, or if we are unable to compete successfully in our various markets, it could materially adversely affect our business, financial condition, and results of operations.

Our revenue streams are diverse and each carries its own risks.
Our revenue streams are diverse, and each carries its own risks. We aim to monetize our IP through various channels including gaming, publishing, licensing, film, television, and live events. Each of these markets has unique challenges, competitive landscapes, and economic sensitivities. For example, the success of our publishing efforts may be affected by declining readership trends, while our gaming ventures could be impacted by rapidly changing technology and user preferences. The film and television industries are subject to uncertainties regarding financing and commercial success

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of productions. Our licensing business depends on the popularity of our IP and the success of our licensees. Live events face risks related to logistics, safety regulations, and potential disruptions (as evidenced by recent global events). Additionally, the success in one channel does not guarantee success in others, and poor performance in one area could offset gains in others. This diversity, while potentially beneficial for risk distribution, also requires us to continually adapt our strategies and allocate resources effectively across multiple business lines.

Our business may be adversely affected by changes in consumer preferences or trends.
Our business may be adversely affected by changes in consumer preferences or trends. The entertainment industry is subject to constant changes in consumer tastes, which can be unpredictable and rapidly evolving. What is popular today may quickly fall out of favor, and anticipating these shifts is challenging. If we fail to anticipate, identify, or react to these changes in a timely manner, we could experience reduced demand for our IP and associated products and services. This risk is amplified by the global nature of our business, as preferences can vary significantly across different geographic markets and cultural contexts. Additionally, broader societal trends, such as increased focus on diversity and representation or changing attitudes towards certain types of content, can impact the reception of our IP. Failure to successfully navigate these changing preferences could result in creative misalignment with our audience, leading to decreased popularity of our IP, reduced revenue, and potential damage to our brand and reputation.

We may face risks associated with expansion into new markets or business areas.
We may face risks associated with expansion into new markets or business areas. As we explore new revenue streams and markets for our IP, we may encounter unforeseen challenges or incur significant costs without guaranteed returns. This could include expansion into new geographic markets, new forms of media or technology, or new business models for IP monetization. Such expansions often require substantial upfront investments in market research, product development, marketing, and human resources. There's no assurance that these investments will yield the anticipated returns. We may also face challenges in adapting our IP and business practices to local preferences and regulations in new markets. Additionally, entering new business areas may expose us to new competitors and unfamiliar operational challenges. If our expansion efforts are unsuccessful, it could result in financial losses, opportunity costs, and potential dilution of focus from our core competencies, ultimately impacting our overall business performance and financial health.

Risks Related to the Offering

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibits C and D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Issuer is conducting a separate SAFE round simultaneously with this Regulation CF offering.
Concurrent with this Regulation CF offering, the Issuer is also conducting a separate financing round using SAFE (Simple Agreement for Future Equity) instruments. This simultaneous fundraising through different mechanisms may create additional complexity and risks. The terms of the SAFE agreements may differ from those of the Securities offered through this Regulation CF campaign, potentially providing different rights, privileges, or potential returns to SAFE investors compared to Regulation CF investors. The Issuer's capitalization and the relative rights of various investors may be impacted by the successful closing of either or both of these financing efforts. Additionally, the Issuer's attention and resources may be divided between managing these separate fundraising initiatives. Potential investors should carefully consider the implications of this concurrent fundraising strategy and how it might affect their investment in this Regulation CF offering.

Risks Related to the Securities

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Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into.

For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

IP3 Labs, Inc. (the "**Issuer**" and "**IP3**") identifies, develops, and commercializes intellectual property (IP) with strong entertainment franchise potential.

The Issuer is a Delaware corporation, incorporated on November 3, 2023. The Issuer is the successor entity to IP3, LLC, a Nevada limited liability company ("**IP3 NV**") under which the business initially commenced operations. The two companies have executed an asset purchase agreement whereby IP3 NV has transferred all of its assets and some liabilities to Issuer. Additionally, a third company, IP3 Labs LLC, a Nevada limited liability company ("**IP3 Labs NV**"), which entered into agreements with third parties on behalf of the business, is also transferring these and any other assets it may hold on behalf of the Issuer to Issuer. Members of Issuer, IP3 Labs NV and IP3 NV have signed assignment and work-for-hire agreements. These agreements stipulate that all company-related assets previously held under individual names on behalf of any of Issuer, IP3 Labs NV and IP3 NV have been transferred to Issuer. Furthermore, they establish that any intellectual property developed by these individuals for IP3 NV and IP3 Labs NV will be considered work made for hire for Issuer. This restructuring was undertaken to consolidate the business operations under a new corporate entity while maintaining continuity of assets and intellectual property.

Business Plan

IP3's core mission is to identify and foster IP with the potential to become successful entertainment franchises. We collaborate with a diverse range of creators, innovators, brands, and artists to build and cultivate a high-potential IP portfolio. Our collaborative approach is important to ensure the development of properties that are not only innovative, but also resonate deeply with audiences, consumers, and stakeholders.

With deep-rooted relationships across Hollywood, publishing, consumer packaged goods, technology, and art, we've built a global network of strategic partnerships that span the entire entertainment industry. These connections go beyond professional ties, representing deeply personal bonds formed and strengthened over decades. This unique network fosters a culture of trust and reliability that is crucial for nurturing and developing early-stage IP.

Creators partnering with IP3 will benefit from our network of industry contacts, gaining an invaluable level of access to opportunities that can elevate their projects from innovative concepts to legendary entertainment franchises.

After IP moves on from its incubation phase within IP3, a strategic road map, supported by well-established industry connections, will already be in action. These trusted relationships form the backbone of IP3 strategic partnerships, offering a distinct competitive advantage to the IP projects we collaboratively develop with creators. We expect that this network will accelerate the development process and will ensure that each project is positioned for success from the outset, opening doors that are otherwise difficult to access.

Product / Service	Description
Creative Development	IP3 will identify, create, develop, and package intellectual properties that can be transformed into global entertainment franchises.
Network Access and Connections	Creators partnering with IP3 will have access to our network of industry contacts, investors, and strategic partners.
Administrative Support and Project Management	IP3 will provide administrative and back-office operations support for co-created IP, including project management, SPV formation, legal, and tax filings, and patent, trademark and/or copywrite applications.
Resource Provision	IP3 can facilitate introductions and connections to investors to support early-stage development where third-party fundraising is required.
Commercialization of IP	We expect to bring developed IP to market through various commercialization strategies, which can include licensing, partnerships, distribution deals, and direct sales.

Licensing Model

We expect that IP3 will generate revenue through licensing developed IP to production companies, film and television studios, digital content distributors / streaming companies, publishing houses, and consumer goods companies, who will market and sell projects inclusive of our IP to a diverse and inclusive B2C customer base.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

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USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds if the Intermediary Fees applied are $12,000 or seven percent (7.0%) of the dollar amount raised in the Offering:

Use of Proceeds	Amount if Target Reg CF Offering Amount Raised	% of Proceeds if Target Reg CF Offering Amount Raised	Amount if Maximum Reg CF Offering Amount Raised	% of Proceeds if Maximum Reg CF Offering Amount Raised
Intermediary Fees	$12,000	24%	$86,450	7%
Executive Compensation	–	–	$480,000	39%
Investment in Administrative, Operational, and Finance Capabilities and Resources	$13,000	26%	$354,500	29%
Investment in Creative Resources and Creator Relations	–	–	$205,050	17%
Accounting, Legal, and Other Professional Fees	$25,000	50%	$109,000	9%
Total	**$50,000**	**100%**	**$1,235,000**	**100%**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

Assuming the maximum of $1,235,000 is raised from the Regulation CF Offering, the funds will go towards providing at least two years of estimated runway for the Issuer. Executive Compensation covers overhead for executive leadership and strategy functions. "Investment in Administrative, Operational, and Finance Capabilities and Resources" includes existing resources and new hires across business affairs, administration, operations, and finance. "Investment in Creative Resources and Creator Relations" includes new hires and resources to cover creator relations, creative development, marketing, and events management. "Accounting, Legal, and Other Professional Fees" includes external accounting and audit costs, fees for legal counsel, and fees for other professional services.

If the total amount raised from the Regulation CF Offering is $50,000, the company plans to continue to fund operations with limited cash reserves, and to defer compensation to its Co-Founders until the business has sufficient capital to to fund overhead and operational expenses.

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DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David Miles Uslan	Co-Founder, Director and Chief Executive Officer	Co-Founder & CEO, IP3 (2021 - present) responsible for overall corporate leadership, business development, and partnerships. President, Soulgem Entertainment (2015 - present) providing corporate leadership, as well as planning, management, and creative and financial packaging of filmed entertainment content.	B.A. History, Music History, and Telecommunications from Indiana University - 2002
Christine Lu (Godwin)	Co-Founder, Director and Chief Strategy Officer	Co-Founder & Chief Strategy Officer, IP3 (2021 - present) responsible for communications, investor relations, corporate strategy, and creator relations. Co-Founder, Crossborder Lab, LLC (2017 - present); responsibilities include business development, strategic advisory, and brand activations.	B.A. International Relations from Boston University - 1998
Sarah Weinstock	Co-Founder, Director, Chief Operating Officer, Secretary, and Treasurer	Co-Founder, COO, Secretary, & Treasurer, IP3 (2022 - present) responsible for administration, business affairs, finance, human resources, and operations. Consultant and Strategic Advisor in the Media, Entertainment, Web3, and Fine Art industries (2020 - present), providing professional services across finance, strategy, operations, and corporate structuring.	M.A.(Hons) Economics and International Relations from University of St. Andrews - 2000 MBA from Massachusetts Institute of Technology (MIT) Sloan School of Management - 2006
Thomas F. Zuber	Co-Founder and Director	Co-Founder, IP3 (2021 - present) Managing Partner at Zuber Lawler LLP (2003 – present)	B.S. from Rutgers University - 1994 Juris Doctor at Columbia Law School - 1999
Josh Lawler	Co-Founder and Director	Co-Founder, IP3 (2021 - present) Partner at Zuber Lawler LLP (2005 – present)	B.S., B.A. from Duke University 1992 Juris Doctor from Northwestern University School of Law - 1995

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

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CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 11,000,000 shares of common stock, consisting of 10,000,000 shares of Common Stock, par value of $0.0001 per share (the "**Common Stock**"), of which 959,250 are issued and outstanding, and 1,000,000 shares of Preferred Stock, par value of $0.0001 per share (the "**Preferred Stock**"). The Preferred Stock is blank check preferred stock, giving the Board of Directors the authority to issue it in one or more series and to determine the rights, preferences, and limitations of each series. Currently, no shares of Preferred Stock have been issued or are outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	959,250*
Par Value Per Share	0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

*Issuer anticipates issuing 50,750 shares of Common Stock to contractors that have provided and are providing services.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Unsecured trade debt
Creditor	Zuber Lawler LLP
Amount Outstanding	$95,442 of which $1,487.09 is for out-of-pocket expenses*
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	The Issuer executed an engagement letter with the law firm Zuber Lawler LLP (the "Firm") on January 11, 2024 for legal services. A predecessor entity of Issuer entered into an engagement letter with the Firm on August 2, 2022. Issuer assumed the legal expense liability from the predecessor entity who assigned its debts and some liabilities to Issuer. Issuer owes $95,442 in legal fees, of which $1,487.09 is for out-of-pocket expenses.* This amount includes the liability that Issuer assumed from its predecessor entity. Payment of legal fees are deferred indefinitely, or until Issuer has revenue or raises funds, subject to any related parties of Zuber Lawler LLP's continuing involvement in the management of Issuer.
Maturity Date	See above
Date Entered Into	January 11, 2024 with its predecessor entity entering into an engagement letter with Firm on August 2, 2022.

*Amount as of August 5, 2024.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
David Miles Uslan	254,625 shares of Common Stock	26.5%
IPixelVERSE LLC (*1)	264,625 of Common Stock	27.6%
Christine Lu (Godwin), trustee of the NOYB Trust dated 6/4/24	240,000 of Common Stock	25.0%
Zuber Lawler LLP (*2)	200,000 of Common Stock	20.9%

(*1) Sarah Weinstock owns 100% of the membership interest.
(*2) The following individuals own more than 20% of the interest: Thomas F. Zuber, Jeffrey J. Zuber, Josh Lawler.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2024 the Issuer had an aggregate of $11,882 in cash and cash equivalents, leaving the Issuer with approximately zero (0) months of runway. The Company currently manages its operations with limited cash reserves, deferring compensation and some expense reimbursement amounts owed to its Co-Founders for services provided. The Company can continue to operate in this manner until sufficient capital is available to fund overhead and operational expenses. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to $2,000,000 or more pursuant to Rule 506(c) of Regulation D by offering to sell up to $2,000,000 or more in securities, including but not limited to SAFEs (Simple Agreement for Future Equity) to accredited investors outside of this Offering (the "Concurrent Offering").

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the next three to six months.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

N.A.

Previous Offerings of Securities

We have made no additional issuances of securities within the last three years.
See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:
The Issuer has entered into multiple transactions for various out of pocket expenses with Sarah Weinstock in an amount not in excess of $21,000. Additionally, the issuer has accumulated expenses of $50,000 owed to Art and Popcorn LLC for the management services provided by Sarah Weinstock through December 31, 2023. Sarah Weinstock is the sole member of IPixelVERSE LLC, which is a stockholder of the Issuer. Further, Sarah Weinstock is a member of the Issuer's board of directors, and the Chief Operating Officer, Treasurer and Secretary of the Issuer.

The Issuer has entered into multiple transactions for various out of pocket expenses with Christine Lu (Godwin) in an amount not in excess of $23,000. Additionally, the issuer has accumulated expenses of $50,000 owed to Cross Border Lab LLC for the management services provided by Christine Lu through December 31, 2023. Christine Lu is the trustee of the NYOB Trust, which is a stockholder of the Issuer. Further, Christine Lu is a member of the Issuer's board of directors, and the Chief Strategy Officer of the Issuer.

The Issuer has accumulated expenses of $50,000 owed to Soulgem Entertainment LLC for the management services provided by David Uslan through December 31, 2023. David Uslan is a stockholder of the Issuer. Further, David Uslan is a member of the Issuer's board of directors, and the Chief Executive Officer of the Issuer.

The Issuer executed an engagement letter with the law firm Zuber Lawler LLP (the "Firm") on January 11, 2024 for legal services. A predecessor entity of Issuer entered into an engagement letter with the Firm on August 2, 2022. Issuer assumed the legal expense liability from the predecessor entity who assigned its debts and some liabilities to Issuer. As of August 5, 2024, Issuer owes $95,442 in legal fees, of which $1,487 is for out-of-pocket expenses. This amount includes the liability that Issuer assumed from its predecessor entity. Payment of legal fees are deferred indefinitely subject to continuing involvement in the management of Issuer. Josh Lawler and Thomas F. Zuber are equity partners of the Firm. The Firm is a stockholder of the Issuer, and Josh Lawler and Thomas F. Zuber are members of the Issuer's board of directors.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

4256-1003 / 2445199.5

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at http://www.ip3.io

The Issuer must continue to comply with the ongoing reporting requirements until:

    (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

IP3 Labs Inc. (Issuer)

By: DocuSigned by: Sarah Weinstock
38E19417A0944A4...

(Signature)

Sarah Weinstock
(Name)

Chief Operating Officer, Treasurer, & Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
FC6A82DF1A12416...

(Signature)

David Miles Uslan
(Name)

Chief Executive Officer
(Title)

08/26/2024
(Date)

DocuSigned by: Christine Lu
D43D90B664B449F...

(Signature)

Christine Lu
(Name)

Chief Strategy Officer
(Title)

08/26/2024
(Date)

DocuSigned by:

Sarah Weinstock

38E19417A0944A4...

(Signature)

Sarah Weinstock

(Name)

Chief Operating Officer, Treasurer, & Secretary

(Title)

08/26/2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

IP3 Labs Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
IP3 Labs Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023, and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 8, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	8,888
Total Current Assets	8,888
Non-current Assets	
Intangible Assets: Intellectual Property, net of Accumulated Amortization	17,259
Total Non-Current Assets	17,259
TOTAL ASSETS	26,147
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	150,000
Accrued Expenses	7,083
Accrued Legal Fees - Related Party	57,840
Total Current Liabilities	214,923
TOTAL LIABILITIES	214,923
EQUITY	
Common Stock	96
Additional Paid in Capital	621
Accumulated Deficit	(189,493)
Total Equity	(188,776)
TOTAL LIABILITIES AND EQUITY	26,147

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 11/3/23	-	-	-	-	-
Issuance of Common Stock	959,250	96	621	-	717
Net Income (Loss)	-	-	-	(189,493)	(189,493)
Ending Balance 12/31/2023	959,250	96	621	(189,493)	(188,776)

Statement of Operations

	Short Year Ended December 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	181,653
General and Administrative - Legal Fees to Related Party	57,840
Total Operating Expenses	239,493
Operating Income (loss)	(239,493)
Grant Income	50,000
Total Other Income	50,000
Earnings Before Income Taxes	(189,493)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(189,493)

Statement of Cash Flows

	Short Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(189,493)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	157,083
Accrued Legal Fees	57,840
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	214,923
Net Cash provided by (used in) Operating Activities	25,430
INVESTING ACTIVITIES	
Investments In Intellectual Property	(17,259)
Net Cash provided by (used by) Investing Activities	(17,259)
FINANCING ACTIVITIES	
Proceeds from the Issuance of Common Stock	96
Proceeds from Additional Paid-in Capital	621
Net Cash provided by (used in) Financing Activities	717
Cash at the beginning of period	-
Net Cash increase (decrease) for period	8,888
Cash at end of period	8,888

IP3 Labs Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

IP3 Labs, Inc ("the Company"), incorporated in the state of Delaware on November 3rd, 2023, is principally engaged in the development and commercialization of intellectual property (IP) within the entertainment, publishing, and retail and consumer goods industries. The Company's mission is to foster the creation and market introduction of innovative brands, leveraging its IP assets to generate licensing opportunities across various sectors. The Company aims to build a diversified portfolio of entertainment properties.

To support its growth objectives, the Company plans to raise capital through a private placement round and a Regulation CF crowdfunding campaign in 2024. These funding initiatives are intended to provide the necessary resources for the Company to achieve its strategic goals and sustain its operations in the near term.

As of December 31, 2023, the Company is in the early stages of its business lifecycle and continues to explore opportunities to expand its market presence and enhance its brand portfolio.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities. The Company has a predecessor entity, IP3 Labs, LLC, and these financial statements assume continuation of the business under IP3 Labs, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. These consist primarily of cash on hand, demand deposits, and stablecoins pegged to the US dollar, which are widely accepted within the NFT and digital asset markets.

The Company may utilize third-party custodial services to securely manage its digital asset holdings. As of December 31, 2023, the Company's cash and cash equivalents balance includes USD Coin (USDC), a stablecoin which is valued at $1 per coin and widely recognized in the digital and NFT marketplaces. The Company's policy is to monitor the creditworthiness of the financial institutions and custodial services it engages, ensuring the safety and accessibility of its cash and cash equivalents.

Fair Value of Financial Instruments

The Company's financial instruments primarily consist of digital assets and Non Fungible Tokens (NFTs) acquired for IP development purposes. The fair value of these instruments is determined in accordance with ASC 820 "*Fair Value Measurements and Disclosures,*" which establishes a three-tier fair value hierarchy, prioritizing the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. This primarily pertains to unique or rare NFTs and digital assets used for IP development, where valuation relies on internal models and estimated based on the asset's potential for IP commercialization.

NFTs: The Company strategically acquires Non-Fungible Tokens (NFTs) for the purpose of developing intellectual property (IP). These acquisitions are capitalized on the balance sheet and classified as intangible assets within the intellectual property category.

Capitalization and Valuation: NFTs acquired for IP development are initially recorded at their purchase cost and are subsequently measured at cost, net of accumulated amortization and impairment losses. These assets are amortized over their estimated useful lives, which are determined based on the projected economic benefits derived from the IP development activities.

Impairment Testing: The Company conducts quarterly impairment testing for any NFT assets not purchased for the purpose of developing intellectual property. This process involves analyzing whether events or changes in circumstances indicate that it is more likely than not that the NFTs are impaired. Considerations include significant declines in market prices, adverse changes in market conditions, and the continued relevance and commercial viability of the IP being developed. If the carrying value of an NFT exceeds its fair value, an impairment loss is recognized equal to the difference between the carrying value and the fair value.

Development and Commercialization: NFTs play a pivotal role in the Company's strategy for developing and commercializing new IP. These digital assets provide a unique and verifiable means of establishing ownership and provenance for creative works and brands. Utilizing NFTs supports the Company's objectives of engaging with digital marketplaces and leveraging blockchain technology to enhance the value and reach of its IP portfolio.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Other Income

Prior to the Company's formation, the Company's predecessor entity, IP3 Labs, LLC, received a grant totaling $50,000.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

At present, the Company does not have an equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had accrued legal fees of $57,840 as of December 31st, 2023, related to legal fees incurred from a related party. The payment of the legal fees are deferred indefinitely, subject to the related party's continuing involvement in the management of the Company.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt.

NOTE 6 – EQUITY

The Company is authorized to issue two classes of capital stock to be designated, respectively, as "Common Stock" and "Preferred Stock". The total number of shares of capital stock which the Corporation is authorized to issue is 11,000,000 shares, consisting of 10,000,000 shares of Common Stock, with a par value of $0.0001 per share, and 1,000,000 shares of Preferred Stock, par value of $0.0001 per share. 959,250 common shares were issued and outstanding as of December 31st, 2023. There were no preferred shares issued or outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote of for the consent of the stockholders of the Corporation

Dividends: Subject to the preferences applicable to any series of preferred stock, if any, outstanding at any time, the holders of Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the board of directors of the Corporation (the "Board of Directors') from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Common Stock shall receive Common Stock or rights to acquire Common Stock, as the case may be.

Liquidation preference: Subject to the preferences applicable to any series of preferred stock, if any, outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

Equal Status: Except as expressly provided in this Article V, all shares of Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Preferred Stock: The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for the issue of all or any of the shares of the Preferred Stock in one or more series; to fix the number of shares of the Preferred Stock in each series; and to determine or alter for each series of the Preferred Stock such voting powers, full or limited, or no voting powers, and such designation, preferences and relative, participating, optional, or other rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Company entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, or Common Stock unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and a stockholder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 8, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, negative working capital, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a private placement investment round and a Regulation CF crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IP3 Labs Inc.

SAFE
(Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 SAFE holders, the "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], IP3 Labs Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Pre-Money Valuation Cap**" is $20,000,000. See Section 2 for certain additional defined terms.

1. Events

(a)   **Equity Financing**. If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) the Company shall promptly notify the Investor of the closing, or anticipated closing, of the Equity Financing and issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Equity Financing, subject to the terms of this Section 1(a). The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Equity Financing Price (as defined below).

(b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Section 1(a), (c) or (d)), holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the **greater of** (1) the Purchase Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, if the Company's board of directors determines in good faith that delivery of Capital Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Company shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The holder of this SAFE's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This SAFE will automatically terminate (without relieving the Company or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

2. Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding (i) the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes, (ii) any Capital Stock issued in connection with the acquisition of another company or business entity or substantially all of its assets, (iii) any Capital Stock issued in connection with a joint venture, strategic alliance, licensing agreement, or similar commercial relationship, and (iv) any Capital Stock issued in connection with a bank loan, equipment lease, real property lease, or similar financing arrangement) with the principal purpose of raising capital.

"**Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the Equity Financing is less than or equal to the Pre-Money Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the Equity Financing is greater than the Pre-Money Valuation Cap, the SAFE Price.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the

United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) the Unissued Option Pool; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Nominee**" has the meaning ascribed to it in the Nominee Rider and Waiver.

"**Nominee Rider and Waiver**" means the agreement attached hereto as Exhibit A.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Reg. CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.   Company Representations, Warranties and Covenants

The Company represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**ICA**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SAFE.

4.   **Investor Representations, Warranties, and Covenants**

The Investor represents, warrants and covenants to the Company, the Company's representatives and agents, and Intermediary, as follows:

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that the Securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that the Securities provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom, (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Offering Documents.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m)   Investor has reviewed the Nominee Rider and Waiver and will execute such contemporaneously with this SAFE, such contemporaneous execution being a condition precedent to the Company's acceptance of this SAFE.

(n)   This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Company, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

5.   **Transfer Restrictions**.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period.

The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) If the Investor intends to transfer the SAFE ("**Transfer**") the party accepting transfer ("**Transferee**") must pass and continue to comply with the Nominee's (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute a Nominee Rider and Waiver, substantially provided in the form of Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION

CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Tokenization and Fractionalization

(a)   The Company has the right, but not the obligation, to mint and distribute digital tokens ("Tokens") on a blockchain network, which may serve as a digital representation of this SAFE or any securities issuable therefrom (collectively the Securities). The Tokens, if issued, will embody all rights, preferences, privileges, and restrictions of the respective Securities to which they relate. For the avoidance of doubt, no additional rights, preferences, privileges, or restrictions will apply to the Tokens that do not already apply to the Securities. 'The Tokens may be issued in whole or fractional parts, in the Company's sole discretion.

(b)   All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion.

7. Miscellaneous

(c)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A, contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this SAFE will render the SAFE void, null and unenforceable.

(d)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument.

(e)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(f)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(g)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Company and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(h)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(i)   Custodian through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian (defined below in Exhibit A) shall be considered legal record holder of the SAFE and any shares of securities convertible thereon, including Capital Stock.

(j)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(k)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(l)   The parties acknowledge and agree that for United States federal and state income tax purposes only this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                          Republic Investment Services LLC

By: By:

Name: Name: Antonio Namwong, President

Date: Date:

COMPANY:
IP3 Labs Inc.

By:

Name: Sarah Weinstock, Chief Operating Officer

Date:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the SAFE Series 2024 issued by IP3 Labs Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

(1)   cause, at any time hereinafter, the title to any Security to be held of record by a corporation, partnership, a trust (whether or not the trustees are named), or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account by (such holder, the "**Custodian**"), in each case, of the Nominee's sole discretion for the benefit of the Investor (such event a "**Custodial Conversion**") and in connection with such Custodial Conversion open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided*, Nominee or Company shall take reasonable steps to send notice thereof to the Investor, including, without limitation, by email, using the last known contact information of such Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Company, execute and deliver to the Company all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Company that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Company concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with the direction of the largest holder of the Securities (provided such holder is a current or former SAFE holder or their Transferee) and subsequently, the largest holder of the Conversion Securities (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian; *provided further,* if multiple parties qualify as the Nominee Designee, the Company may select the Nominee Designee from those qualifying parties;

(5)   appoint any person, firm, or corporation to act as its agent or representative to perform any function that Nominee is or may be authorized hereunder to perform; and

(6)   take any such other and further actions incidental to any of the above. (the foregoing, collectively, the "**Nominee Services**").

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Company. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Company with any personally identifiable information ("**PII**") in connection with your election to invest in the Securities, the Company and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

EXHIBIT C

Video Transcript

<u>Transcript of the IP3 Introduction Video</u>

Creating a new generation of entertainment IP franchises takes a lot of time and experience.

- For investors, finding the next big entertainment franchise within the noise of Web3 can feel impossible.

- For creators, extending IP into all areas of the entertainment industry has its own challenges.

- IP3 is an incubator and investor community of Web3 inclusive IP.

- We have a global network of long strategic partnerships that extend across the entertainment industry.

- Our projects are diverse and supported by collaborations with key industry partners.

- Our network is our net worth.

- These are personal relationships strengthened over decades with a culture of trust and reliability built in.

- The IP3 Investor Community is a network of equity shareholders in IP3.

- Minimum investment begins at $500.

- We invite you to join us in the early stage development of the next big entertainment franchises.

EXHIBIT D

Testing the Waters Communications



Republic

Company Name: IP3

Logo

Headline: IP3 is an incubator of web3 inclusive entertainment IP

Slides



THE BATMAN
USLAN
USLAN
BATMAN
LIVE IN CONCERT

Tags: Creator Economy, AAPI Founders, Immigrant Founders, Women Founders, Media Production & Curation, AR/VR, Blockchain, Art, Companies

Summary

- Founded by the family behind the Batman film franchise, and many others
- Co-founded by entertainment, media, and technology industry veterans
- Multigenerational relationships in licensing, publishing, and entertainment
- Global network of strategic production/distribution partners and investors
- Several high-profile Web3-originated IP projects in early stage development
- Web3 "holders" can now become equity investors in the IP they love

Opportunity

Become A Founding Investor.



FOUNDING
INVESTORS
The first 1,000 IP3 supporters will become the Founding Investors and will receive a complimentary Private Key Mint Pass when our Web3 community launches Q2
PRIVATE KEY
MINT PASS
IP3

Special bonus perk: The first 1,000 IP3 supporters at any level become the Founding Investors, receiving priority access to our ecosystem and a complimentary Private Key Mint Pass for our Q2 Web3 community launch - a token of appreciation for joining us early on this adventure.

Introducing Our Ecosystem


FOUNDERS
CREATORS
WRITERS
OPERATIONS
WEB3 SOLUTIONS
DEVELOPERS
PARTNERS
ADVISORS
INVESTORS

Problem:
The noise of Web3 is difficult for both creators and investors to navigate.


WEB3 IP
IP FRANCHISE

Amidst the noise and chaos of Web3, valuable intellectual property can get overlooked. Meanwhile, finding the next big entertainment franchise feels impossible for investors in this space and the entertainment industry.

Talented creators are out there, but the ongoing skepticism around NFTs, crypto, and blockchain-related technologies overshadows real innovation. This skepticism creates doubts about the sustainability and value of any Web3 project. Years have passed and only a few creators and projects have really made it out of the Web3-bubble.

Because of this reality, it's challenging for creators to gain the visibility their projects deserve. There's a need for a clear, supportive pathway that not only empowers them, but also helps to elevate their ideas beyond the noise.

Product

Solution:
An incubator and investor community of Web3 inclusive entertainment IP.

IP3 is an incubator and investor community that leverages its ecosystem to collaboratively build IP franchises alongside artists, brands, creators, and innovators.

Investors in IP3 will be equity owners in all the original IP we develop. Some projects currently in early development:

- **Moonbirds:** A major Hollywood animation project that brings a derivative Moonbirds universe and its vibrant community to life on the big screen, in partnership with one of the world's largest independent animation studios.
- **0N1 Force**: An expansion of the 0N1 Force universe into a captivating entertainment franchise that will involve some of the top comic and graphic novel writers and illustrators in the industry.
- **American Ape:** Centered around a well known Bored Ape and various iconic NFT communities. This initiative with Myth Division will bring the unique lore and characters of American Ape to a broader audience through comics, animation, and potential live-action adaptations.
- **Boom Queens:** An action-packed, female-led IP extending from its comic roots into film and animation. This collaboration highlights Myth Division and IP3's innovative approach to storytelling and world-building across various media channels.
- **90s Forever**: A Web3-powered membership that offers exclusive access to immersive, location-based entertainment experiences inspired by the unforgettable era of the 90s.
- **K-Pop Entertainment Project:** Entertainment franchise featuring heroines with supernatural powers aiming for K-Pop stardom. Animation & live-action content with an energetic blend of musical and visual inspiration, encouraging young audiences to confidently chase their dreams.
- **Children's Entertainment Franchise:** A groundbreaking children's entertainment franchise that explores cultural education through the exciting world of food discovery.
- **Experiential Retail Franchise:** A family-friendly haven for comic book enthusiasts and collectors, featuring interactive retail experiences. This project also opens franchising opportunities for entrepreneurs eager to engage with a passionate fan community.

Business Model

A legacy of generational Hollywood relationships.


THE BATMAN
USLAN
USLAN
BATMAN LIVE IN CONCERT

Michael Uslan, the visionary originator and executive producer of the Batman film franchise, brings a legacy of invaluable industry connections to IP3.

Michael Uslan's contributions to the entertainment industry extend beyond the Batman franchise and include "The Joker" movies, "The Lego Movie", "Constantine" and the Emmy award-winning "Where On Earth Is Carmen Sandiego" series.

Alongside his accomplished career in film production, Michael, together with his son David Uslan, serves on the board of advisors for San Diego Comic-Con and the Comic-Con Museum. This role underscores their commitment to celebrating the art and innovation of creators and their influence on global pop culture.

With these deep-rooted relationships, IP3 possesses an established global network of strategic partnerships that span the entire entertainment industry. These connections are more than professional ties; they are deeply personal bonds formed and strengthened over decades. This unique network fosters a culture of trust and reliability that is crucial for the nurturing and development of early-stage IP.

Creators partnering with IP3 benefit directly from this multigenerational network of industry contacts, gaining an invaluable level of access to opportunities that can elevate their projects from innovative concepts to global entertainment franchises.

Pitch text


LIVE ACTION PRODUCTION
PUBLISHING
ANIMATION
IMMERSIVE ENTERTAINMENT
GAMING
AUDIO
LICENSING
LEGAL
FINANCING
TAX COMPLIANCE
OPERATIONAL SUPPORT
IP3 ECOSYSTEM
VFX GRAPHIC DESIGN
PR MARKETING
TECHNOLOGY
INTERNATIONAL
REPRESENTATION
SOCIAL IMPACT
COMMUNITY
F&B HOSPITALITY
MERCHANDISING
EXPERIENTIAL RETAIL
LOCATION BASED ENTERTAINMENT
LIVE EVENTS
BRAND COLLABORATIONS
IP3

After an IP project moves on from its incubation phase within IP3, a strategic road map, supported by well-established industry connections, is already in action. These trusted relationships form the backbone of IP3 strategic partnerships, offering a distinct competitive advantage to the IP projects we collaboratively develop with creators.

This network not only accelerates the development process but also ensures that each project is positioned for success from the outset, leveraging our deep ties across the entertainment industry to open doors that are otherwise difficult to access.

Vision And Strategy

IP3 is global


LOS ANGELES
SEOUL
RIYADH
LONDON
TAIPEI
MANILA
TOKYO
ABU DHABI

IP3's vision is to bring the world closer together through creativity and innovation. We're more than just a global network; we're a movement, connecting creative and tech talents from every corner of the planet.

Creators:
The world is rich with creative talent, often lying just beneath the surface. At IP3, our goal is to identify and elevate these artists and creators, providing them with the platform they need to reach global markets. We recognize the value in bringing diverse voices to the forefront, and through our efforts, we aim to amplify their impact worldwide, acknowledging that innovation and creativity know no borders.

Innovators:
IP3's world of innovators include individual developers and designers to innovative companies leading the charge in immersive entertainment and AI. Just like IP, these innovators have no borders. At IP3, we tap into this global network, blending it with our community of creatives and investors. This fusion accelerates not just the technologies behind our projects but also the innovators themselves, positioning them for global impact.

Investors:
IP3 has a global network of seasoned investors from diverse sectors, including art, technology, real estate, and entertainment. These investors are pioneers, exploring the exciting new realms of Web3 and blockchain, and by becoming a part of this community, you connect with a rich tapestry of expertise and innovation that spans the globe.

Funding

IP3 Investor Community



    

Investing in IP3 offers more than a financial stake; it's an opportunity to engage with, and contribute to, a worldwide community of forward-thinkers.

As an IP3 investor, you gain the opportunity to learn from, and interact with, entertainment and tech industry veterans. This role not only empowers you to contribute your insights, but also places you within a community that leads digital innovation. Your investment opens doors to unmatched opportunities for growth and learning.

Community Investor - $500 to $4,999
The Community Investor level offers an entry-level opportunity for the Web3 community to evolve from "holders" to equity investors. This investment tier not only grants early access and insights into various initiatives, but also empowers investors to influence and shape the future of entertainment in the Web3 space. It's a unique chance for Web3 enthusiasts to start building a diverse portfolio and become a key part of a growing, innovative ecosystem.

Angel Investor - $5,000 to $24,999
The Angel Investor level is for individual investors committed to making a significant impact within the IP3 ecosystem. It offers full access to all IP3 events including exclusive ones tailored for Angel, Strategic, and Visionary level investors. This tier fosters collaboration and networking among serious investors. It opens doors to unique investor channels and enhances deal flow opportunities. Ideal for investors seeking to deeply engage, support, and gain insights into the projects and startups in our ecosystem; this tier encourages a hands-on approach to shaping and growing the IP3 landscape.

Strategic Investor - $25,000 to $99,999
The Strategic Investor level caters to individuals and companies keen on playing a visible partnership role in the IP3 ecosystem. This tier is ideal for those who aspire to be deeply involved in the synergy of tech solutions and entertainment industry access that IP3 is bringing to Web3 creators. Strategic Partners will have the opportunity to influence and contribute to the cutting-edge integration of technology and entertainment, shaping the future of content creation and distribution in the Web3 landscape.

Visionary Investor - $100,000 minimum investment
Limited to only 5 spots, the Visionary Investor tier is reserved for those who are not just investing in IP3, but are truly co-creating the future of entertainment within the Web3 ecosystem with us. This exclusive investment level offers a deeper level of access to the IP3 ecosystem with three months of personalized advisory services and comprehensive benefits encompassing all lower-tier perks.

- Join the movement to shape the future of entertainment beyond corporate Hollywood.
- Contribute to an ecosystem that drives the creation of global entertainment franchises through the innovative use of Web3.
- Invest in new intellectual property that has the potential to become the next global entertainment franchises.
- Benefit from an owned-and-operated model of commercialization, tailored for the inclusivity and advancement of the Web3 community.
- Be part of shaping an ecosystem that embodies forward-thinking ethos and global reach.

Leadership

IP3 FOUNDERS

We bring diverse collective experience and relationships to the IP3 ecosystem.

DAVID USLAN

Film and TV production veteran. 20 years and counting of working with his mentor and father, Michael Uslan, originator and Executive Producer of the Batman film franchise. Advisory board member of Stan Lee Foundation and San Diego Comic-Con Museum.

CHRISTINE LU

Two decades of cross border and cross sector business and investment experience between the U.S. and Asia. Community builder, serial social entrepreneur, early stage tech founder, startup advisor and investor. Web3 co-founder and creator.

SARAH WEINSTOCK

Entertainment industry veteran with 22 years spent at major Hollywood studios and independent production companies across strategy, business development, operations, deal analysis, licensing, and distribution. Web3 co-founder and creator.

JOSH LAWLER

Manning Partner of Zuber Lawler. Primary areas of practice are in mergers & acquisitions and securities law. Practices at the cutting edge of law relating to emerging industries and technologies, including cannabis and distributed ledger technology.

TOM ZUBER

Managing Partner of Zuber Lawler. Known for managing complex deals, intellectual property, and litigation worldwide. Pioneering advocate in emerging industries like Web3, esports, and legalized cannabis, reflecting his role as a passionate futurist.

IP3

Team		Sarah Weinstock	Co-Founder & COO	Entertainment industry veteran with 22 years spent at major Hollywood studios and independent production companies across strategy, business development, operations, finance, deal analysis, licensing, and distribution. Web3 co-founder and creator.
		David Uslan	Co-Founder & CEO	Film and TV production veteran. 20 years and counting of working with his mentor and father, Michael Uslan, originator and Executive Producer of the Batman film franchise. Advisory board member of Stan Lee Foundation and San Diego Comic-Con Museum.
		Kyle Godwin	Project Coordinator	Young entrepreneur who is passionate about robotics, gaming, comic books, and manga; working across all IP3 projects. Aspiring film and media student with an interest in bridging technology and storytelling.
		Keri Brownrigg	Operations and Communications Manager	Over 10 years in Operations Management. An Honours Bachelors Degree from the University of Waterloo in Legal Studies. Certificate in Copyright in Multimedia from Duke University. Involved in IP and Copyright protection.
		Christine Lu	Co-Founder & Chief Strategy Officer	Two decades of cross border and cross sector business and investment experience between the U.S. and Asia. Community builder, serial social entrepreneur, early stage tech founder, startup advisor and investor. Web3 co-founder and creator.
		Michael Cheng	Head of Web3 & Creator Relations	Entered the blockchain and crypto space in 2017. Engaged in business development, strategy, creator relations and community building. He also specializes in investment real estate. Active holder and community member of many prominent NFT projects.
		Larry Mei	Product Designer / Strategist	A decade of expertise in UX and Design, including brand development and successful launches of multiple ecommerce brands. Specializing in crafting seamless digital experiences to the intersection of technology and design.
		Twila True	Advisor	Co-Founder of True Family Enterprises, Volume Ventures and America Innovates. Member of the Oglala Lakota Sioux Tribe. Advisory Council, NMSDC
		John Nee	Advisor	Co-Founder & CEO of Cryptozoic Entertainment, former Head of Publishing for Marvel Entertainment, former Adjunct Assistant Professor of Interactive Media & Games at USC
		Michael Uslan	Advisor	Originator & Executive Producer of the Batman film franchise, Strategic Advisor on Stan Lee Universe, New Jersey Film Commission Chairman, Advisor Board of San Diego Comic-Con and Comic-Con Museum.
		Lindsay Sloane	Advisor	Head of MGM Scripted TV at Amazon Studios; former Senior EVP of Scripted TV at MGM. Lindsay has overseen the development & production of acclaimed series The Handmaid's Tale and Wednesday, as well as popular series Fargo, and Vikings: Vahalla
		Tom Zuber	Co-Founder	Managing Partner of Zuber Lawler known for managing complex deals, intellectual property, and litigation worldwide. Pioneering advocate in emerging industries like Web3, esports, and legalized cannabis, reflecting his role as a passionate futurist.
		Josh Lawler	Co-Founder	Managing Partner of Zuber Lawler. Primary areas of practice are in mergers & acquisitions and securities law. Practices at the cutting edge of law relating to emerging industries and tech, including cannabis and distributed ledger technology.

Perks	$500	Community Investor Level IP3 x Hugz Exclusive Weighted Stuffed Animal ($55 value) IP3 Investor Hoodie ($75 value) Raffle entry to win a "Batman Mask Of Phantasm" screenprint signed by artist, Tom Whalen, and Producer Michael Uslan (est. $100 value) * First 1,000 IP3 investors will receive a Private Key Mint Pass (est. $250 value)
	$1,500	Community Investor Level Exclusive Collectible by Cryptozoic x Michael Uslan ($350 value) Private Event during Comic-Con San Diego with Michael & David Uslan and friends Raffle entry to win a Shepard Fairey x Sandra Chevrier artprint, "The Beauty of Liberty & Equality Mural" (est. value $500) All the perks from the $500 level
	$5,000	Angel Investor Level Early access to IP3 network investment opportunities Invites to regular IP3 Angel, Strategic, and Visionary Investor networking events with IP3 team and partners Raffle entry to win a Sandra Chevrier print ($1,500 value) All the perks from $1,500 and $500 levels
	$10,000	Angel Investor Level Strategy session with IP3 founders Co-host one investor community event with IP3 Raffle entry to win Martin Whatson "Paint Love" art print (est. value $3,000) All Perks from the $5,000, $1,500 and $500 levels
	$25,000	Strategic Investor Level Three strategy sessions with IP3 founders Private dinner with IP3 co-founders and investors Raffle entry to win a Takashi Murakami "Black Skulls and Flowers" print (est. value $5,000) All Perks from the $10,000, $5,000, $1,500, and $500 levels
	$100,000	Visionary Investor Level 3 Month Strategic Advisory with IP3 founders Raffle entry to win an original PunkMeTender painting (est. value $15,000) All Perks from all other levels

FAQ	What is the Private Key Mint Pass?	The Private Key Mint Pass is an NFT that grants access to IP3's "Private Key" Web3 community launching in Q2. There will be a maximum of only 3,000 Private Keys. Founding Investors, the first 1,000 backers of this campaign, receive a complimentary Private Key Mint Pass, which will allow them to mint their Private Key for FREE. The mint date and price are yet to be finalized, making early investment a valuable path to exclusive community access. The remaining IP3 investors will have priority access to mint a Private Key at a special mint price before it launches to partner communities.
	When will the private Comic-Con events take place?	The private events will take place during San Diego Comic-Con in late July. We are currently in the planning stage, so more details will be announced at a later date.
	Can I be eligible for multiple perk packages of the same investor tier?	No, each investor is only eligible for one package of perks based on the investor level they want to be in, however the higher investment level tiers also include all perks from the lower level tiers. The true value an equity stake in IP3 based on the amount you invested. The perks are a bonus.
	Can I sell the Private Key Mint Pass as a Founding Investor?	The initial Private Key Mint Pass will be a non-transferable token, however once we launch our Web3 community in Q2 and your Private Key is minted, it will become a tradable NFT.
	How do I become a Founding Investor?	To become a Founding Investor in IP3, simply be amongst the first 1,000 individuals to back the project at any investment tier level. By joining early, you'll automatically gain the status of "Founding Investor", which entitles you to special perks like priority access into our ecosystem and a complimentary Private Key Mint Pass when our Web3 community launches in Q2.
	Can creators collaborate with IP3?	Our initial phase is primarily focused on our first 1,000 investors who will make up the Founding Investor group. However, we have a strong interest in having creators join us in our investor community. We've deliberately set the Community Investor minimum investment level at an accessible $500, to encourage creators to become part of our foundational investor community right from the start. This not only allows creators to contribute to our early ecosystem as equity holders, but also enriches it with their unique perspectives as creators. Once we've welcomed our first 1,000 Founding Investors, we're excited to launch IP3's "Private Key," a community deeply rooted in Web3 culture, and designed to embrace both creators and collectors. This upcoming phase will pave the way for more direct collaboration opportunities with IP3 and within our network.
	What role do investors play in project development?	Investing in IP3 allows you to hold equity in our portfolio of entertainment IP, many of which originates from the Web3 space. As IP3 investors, you will have access to a network of investors, creators, builders, changemakers, and industry experts, where opportunities are created. This network not only fosters connections among investors, but can also create avenues for further opportunities beyond initial investments. Through the investor community, we aim to enrich your experience, providing a platform for collaboration, knowledge exchange, and the potential for involvement in future ventures. There will be opportunities for involvement in development, production, and distribution on IP3 projects; the involvement level will depend on individual project requirements and areas of expertise needed. IP3 will prioritize the sourcing of qualified service providers, vendors, and talent for our projects from within our investor and project communities.
	How does IP3 select projects for development?	IP3 founders have decades of experience in entertainment IP development. Projects are chosen based on their potential to become global entertainment franchises, their alignment with Web3 values, and the strength of the creative vision behind them, with input from our community and strategic partners.
	What are the benefits of investing in IP3?	Investors are equity shareholders in the projects and communities we develop into entertainment franchises. Investors gain access to a global network of fellow investors, exclusive deals, and the opportunity to contribute to and benefit from, the latest innovations in all areas of entertainment.
	Who can invest in IP3?	IP3 welcomes investors at various levels during this early stage, from Community Investors with a $500 minimum investment to Visionary Investors at a $100,000 minimum investment, each offering distinct benefits and levels of involvement in the IP3 ecosystem. Please refer to the Our IP3 Investor Community section.